SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

June 13, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy
	Robert Littlepage	FOIA Confidential Treatment
	Greg Dundas	Requested Under 17 C.F.R. § 200.83
Lisa Haynes Etheredge

Re:

Cambium Networks Corporation

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted May 7, 2019

CIK No. 0001738177

Registration Statement on Form S-1

Submitted May 29, 2019

File No. 333-231789

Correspondence dated June 10, 2019

File No. 333-231789

CONFIDENTIAL TREATMENT REQUESTED BY

CAMBIUM NETWORKS CORPORATION

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 13, 2019

Ladies and Gentlemen:

On behalf of our client, Cambium Networks Corporation (“Cambium” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter (i) dated May 29, 2019 (the “DRS Comment Letter”) relating to the above referenced Draft Registration Statement on Form S-1 confidentially submitted on May 7, 2019 (the “Draft Registration Statement”), (ii) dated June 7, 2019 (the “Registration Statement Comment Letter”) relating to the above referenced Registration Statement on Form S-1 filed on May 29, 2019 (the “Registration Statement”) and (iii) dated June 11, 2019 (the “Correspondence Comment Letter”) relating to the above referenced Correspondence filed on June 10, 2019. We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on May 29, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1.

Responses to DRS Comment Letter

Draft Registration Statement on Form S-1/A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Secured Credit Agreement, page 72

1.

Please revise your discussion of the 2nd Amendment on page 73 to disclose how the terms of your Credit Agreement were amended. Please disclose your current debt covenant requirements, including the amount or limit required for compliance with the covenants. Please also disclose the actual or reasonably likely effects of compliance or noncompliance with the covenants on your financial condition and liquidity. Please refer to Item 303(a)(1) of Regulation S-K and Question 102.09 of our Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company has revised the disclosure on pages 74 and 75 of Amendment No. 1 to address the Staff’s comment.

Consolidated Financial Statements, page F-1

2.	Please update your financial statements and other financial information to include the three months ended March 31, 2019. Please refer to Rule 3-12 of Regulation S-X.

Response: The Company advises the Staff that its financial statements and other financial information for the three months ended March 31, 2019 was included in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY

CAMBIUM NETWORKS CORPORATION

June 13, 2019

6. External Debt, page F-23

3.

Please revise the discussion of your 2nd Amendment on page F-25 to more fully describe how certain terms of the Credit Agreement were amended. Please also specify the revised debt covenant requirements that will apply to your financial statements for at least the next twelve months.

Response: The Company has revised the disclosure on page F-27 of Amendment No. 1 to address the Staff’s comment.

Response to Registration Statement Comment Letter

Form S-1 filed May 29, 2019

Risk Factors

We generate a significant amount of revenues from sales outside of the United States, page 24

1.	Please quantify the impact of increased tariffs relating to goods from China on your financial results.

Response: The Company advises the Staff that it has added qualitative disclosures regarding the impact of increased tariffs relating to goods from China on pages 24 and 64 of Amendment No. 1 to address the Staff’s comment, but has not provided quantitative disclosure as the tariff impact to the Company’s gross margin was [*] basis points in 2018 and [*] basis points in the first quarter of 2019 compared to the prior year periods, which the Company has determined to not be material.

Response to Correspondence Comment Letter

Correspondence dated June 10, 2019

Proposed Registration Statement on Form S-1

Consolidated Financial Statements

21. Subsequent Events, page F-45

1.

You disclose on page 121 that you had 19,805,562 ordinary shares issued and outstanding as of June 1, 2019. Based on your share capital table on page F-30, it appears you had only 77,179 shares issued and outstanding as of March 31, 2019. Please update your subsequent events footnote to describe the transactions that lead to the substantial increase in ordinary shares outstanding. To the extent this increase in shares is the result of your recapitalization, please clarify the disclosure on pages 6-7, and elsewhere as applicable, so that the impact of the recapitalization on your outstanding number of shares is transparent.

CONFIDENTIAL TREATMENT REQUESTED BY

CAMBIUM NETWORKS CORPORATION

June 13, 2019

Response: The Company has revised the disclosure on pages 7 and 121 of Amendment No. 1 to address the Staff’s comment.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY

CAMBIUM NETWORKS CORPORATION

June 13, 2019

If you have questions with respect to the Amendment No. 1 or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin A. Wellington
Martin A. Wellington
Sidley Austin LLP

cc:	Sally J. Rau, General Counsel of Cambium Networks Corporation
Helen Theung, Sidley Austin LLP
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY

CAMBIUM NETWORKS CORPORATION